**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**



# Form 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the period from April 21, 2001 (inception) through December 31, 2001**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from to**

**Commission File No. 1-15343**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**WCG Investment Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Williams Communications Group, Inc.**
**One Technology Center**
**Tulsa, Oklahoma 74103**

WCG INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2001
and for the period from April 21, 2001 (inception) through December 31, 2001

# WCG INVESTMENT PLAN

## INDEX TO FINANCIAL STATEMENTS

Ernst & Young

Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

# Report of Independent Auditors

The Administrative Committee
WCG Investment Plan

We have audited the accompanying statement of net assets available for benefits of WCG Investment Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period from April 21, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the period from April 21, 2001 (inception) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 27, 2002

WCG INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001

| | |
|---|---|
| Assets: | |
| Investments | $ 18,665,090 |
| Cash | 299 |
| Employer contributions receivable | 395,269 |
| Participant contributions receivable | 559,899 |
| Other receivables | 1,069 |
| Total assets | $ 19,621,626 |
| Liabilities: | |
| Other payables | 9,939 |
| Total liabilities | 9,939 |
| Net assets available for benefits | $ 19,611,687 |

See accompanying notes.

WCG INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Period from April 21, 2001 (inception) through December 31, 2001

| | |
|---|---|
| Contributions: | |
| Participant | $ 10,893,325 |
| Employer | 7,605,745 |
| Rollover | 1,100,234 |
| Total contributions | 19,599,304 |
| Net investment income: | |
| Dividends | 135,020 |
| Interest | 92,788 |
| Total dividends and interest income | 227,808 |
| Net appreciation in fair value of investments | 493,502 |
| Total net investment income | 721,310 |
| Cash Withdrawals | 679,716 |
| Administrative expenses | 29,211 |
| Increase during the year | $ 19,611,687 |
| Net assets available for benefits at beginning of period | -- |
| Net assets available for benefits at end of period | $ 19,611,687 |

See accompanying notes.

WCG INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1--Significant accounting policies and description of Plan

The information included below regarding the WCG Investment Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan was established April 21, 2001, for the benefit of the employees of Williams Communications Group, Inc. and its subsidiaries ("WCG") excluding employees represented by collective bargaining agreements, nonresident aliens, and certain other employees, as defined. Prior to April 21, 2001, certain employees of WCG were included in various defined contribution plans maintained by The Williams Companies, Inc. See Note 4.

Employees of WCG who participated in The Williams Companies Investment Plus Plan ("TWC IPP") on April 20, 2001, were eligible to participate in this Plan at its inception. Other employees are eligible to become participants in the Plan as soon as administratively feasible following the date of hire. Fidelity Management Trust Company is the trustee and Fidelity Investments Institutional Operations Company is the recordkeeper for the Plan.

Investment valuation and income recognition

Investments are stated at fair value. The fair value of the commingled fund is based on the fair value of the underlying investments as determined by Fidelity Management Trust Company. Shares of mutual funds are valued at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in common stock are stated at fair value based upon closing market quotes. Loans to participants are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds and a commingled fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

Note 1--Significant accounting policies and description of Plan (continued)

Contributions

Participant contributions are recorded when WCG makes payroll deductions from Plan participants. Employer contributions are accrued in the period in which they become obligations of WCG. Each participant has an Employee Contribution Account, consisting of an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account, as well as an Employer Contribution Account.

The Plan is a defined contribution plan to which a participant may contribute on a pre-tax or after-tax basis or a combination of the two not to exceed 18 percent of his or her compensation (10 percent for Highly Compensated Employees). The employer will contribute an amount equal to 100 percent of each participant's allotment up to a maximum of 6 percent of his or her compensation. In addition, the Plan allows for discretionary employer contributions. No such discretionary contributions were made in 2001. Employer contributions are invested in the same investment funds selected by the participant for employee contributions. The Pre-Tax Account is made up of amounts contributed from the participant's "before tax" compensation. The maximum Pre-Tax contribution percentage is subject to periodic adjustment in order to comply with Internal Revenue Service ("IRS") Regulations.

Participants may elect to invest in various mutual funds, a commingled fund, a self-directed fund, or WCG common stock, provided they allocate their contribution in multiples of 1 percent. A participant may change his or her investment direction from time to time, subject to certain limitations. As of March 1, 2002, a participant's investment election to purchase WCG common stock through the Plan was automatically treated as an election to purchase shares of the commingled fund. Participants could then re-direct these funds to the fund of their choice. Participants were allowed to re-direct their existing WCG common stock holdings into other investment options offered by the Plan. See Note 4.

Although The Williams Companies, Inc. common stock ("WMB common stock") is not an investment option in the Plan, employees who were previously participants in Williams Communications Solutions, LLC Investment Plan ("WCS Plan"), were allowed to make an in-kind asset rollover from the WCS Plan to the Plan. WCG stock and WMB common stock were rolled over in kind while other assets were transferred into identical investment funds in the Plan.

Vesting

A participant has a non-forfeitable vested interest in the current fair value of the assets purchased with his or her contributions. A participant is also 100 percent vested in the employer contributions made on his or her behalf. Payment of benefits is made entirely in cash, or if requested by the participant in the form of WCG and/or WMB common stock held and cash, in a lump sum.

Note 1--Significant accounting policies and description of Plan (continued)

In-Service withdrawals

A participant may request a partial in-service withdrawal from the Plan of his or her Rollover Contribution Account. A participant may make two such withdrawals during any Plan year and is not suspended from participation in the Plan following such a withdrawal.

A participant may request an additional in-service withdrawal from the Plan of his or her After-Tax Account and, if he or she is at least 59½ years of age, his or her Pre-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months.

Withdrawals from a participant's Pre-Tax Account before age 59½ may be made if he or she is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits participants to obtain loans of their account balances within specified limitations. Periodic principal and interest payments are reinvested in various funds as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Benefit Committee shall specify. Interest rates on participant loans range from 6.0 percent to 9.0 percent at December 31, 2001.

Other

Each participant has his or her own individual account, and contributions and investment earnings are recorded to individual participant accounts upon receipt. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his or her account balance.

Net investment income on assets including net appreciation/(depreciation) in fair value of investments is allocated to the individual participant accounts based on each participant's account balances.

While the Employer has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. If the Plan is terminated, each participant shall receive a distribution of assets equal to the value of the participant's account. See Note 4.

Note 1--Significant accounting policies and description of Plan (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2--Investments

The following investments represent 5 percent or more of the Plan's net assets at December 31, 2001:

| | |
|---|---|
| Williams Communications Group, Inc. common stock | $5,120,503 |
| Fidelity Managed Income Portfolio II | 4,081,444 |
| Vanguard Institutional Index Fund | 2,062,253 |
| Fidelity Magellan Fund | 1,778,307 |
| Putnam Voyager A Fund | 1,195,391 |
| Fidelity Contrafund | 1,144,035 |

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | |
|---|---|
| Mutual funds | $ (144,283) |
| Common stock | 637,785 |
| | $ 493,502 |

Note 3--Tax status and federal income taxes

The Plan has applied for, but has not received, a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

Note 4--Subsequent events

As of December 31, 2001, the Plan held WCG common stock valued at $5,120,503 or $2.35 per share. In March 2002, WCG common stock was delisted from the New York Stock Exchange ("NYSE") due to the low trading price relative to NYSE requirements, market capitalization and

Note 4--Subsequent events (continued)

other possible factors not enumerated by the NYSE. The stock last traded on the NYSE on February 28, 2002 at a price of $0.13. WCG now trades on the over-the-counter bulletin board under the symbol "WCGrq". As a result, effective March 1, 2002, participants of the Plan no longer have the option to invest future contributions in WCG common stock.

In March 2002, employees of WCG who had participated in the TWC IPP prior to April 21, 2001 were allowed to make an in-kind asset rollover from the TWC IPP to the Plan. WCG common stock and WMB common stock were rolled over in kind while other assets were transferred into identical investment funds in the WCG Plan. Outstanding loans were also transferred to the Plan. On March 28, 2002, assets totaling approximately $33 million and loans totaling approximately $1.8 million were transferred into the Plan from the TWC IPP on behalf of employees who elected such a rollover.

On April 18, 2002, Williams Communications, LLC ("WCL"), an operating subsidiary of WCG, consented to adopt and sponsor the Plan. On April 22, 2002, WCG, the parent company of WCL, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York and listed recorded liabilities in excess of recorded assets. WCL continues to operate in the ordinary course of business outside of bankruptcy and currently has no intentions to discontinue its contributions or terminate the Plan.

SUPPLEMENTAL SCHEDULE

WCG INVESTMENT PLAN
EIN: 73 1349451 PLAN: 002
Schedule H, Line 4i

Schedule of Assets (Held at End of Year), December 31, 2001

| (a) | (b) Identity of Issue | (c) Description of Investment | (e) Current Value |
|---|---|---|---|
| * | Fidelity Managed Income Portfolio II | 4,081,444 shares of a fund investing in investment products issued by life insurance companies, banks, and other financial institutions. | $4,081,444 |
| | PIMCO Total Return Fund | 31,583 shares of a mutual fund investing in short-term and intermediate-term fixed-income securities. | 330,357 |
| * | Fidelity Puritan Fund | 53,023 shares of a fund investing in a combination of equity and fixed-income securities. | 936,908 |
| * | Fidelity Magellan Fund | 17,063 shares of a mutual fund investing primarily in common stocks. | 1,778,307 |
| | Vanguard Institutional Index Fund | 19,661 shares of a fund investing primarily in common stocks. | 2,062,253 |
| | Vanguard Equity Income Fund | 15,379 shares of a fund investing primarily in dividend-paying equity securities. | 349,258 |
| * | Fidelity Diverse International Fund | 32,941 shares of a mutual fund investing primarily in foreign securities. | 628,510 |
| * | Fidelity Contrafund | 26,749 shares of a mutual fund investing primarily in common stocks. | 1,144,035 |
| * | Fidelity Freedom Income Fund | 4,968 shares of a fund investing in a combination of equity and fixed-income securities. | 54,300 |
| * | Fidelity Freedom 2010 Fund | 4,391 shares of a fund investing in a combination of equity and fixed-income securities. | 55,376 |
| * | Fidelity Freedom 2020 Fund | 20,882 shares of a fund investing in a combination of equity and fixed-income securities. | 262,696 |
| * | Fidelity Freedom 2030 Fund | 9,609 shares of a fund investing in a combination of equity and fixed-income securities. | 120,685 |
| * | Fidelity Freedom 2040 Fund | 6,728 shares of a fund investing in a combination of equity and fixed-income securities. | 49,720 |
| | Putnam Voyager A Fund | 69,098 shares of a mutual fund investing primarily in common stocks. | 1,195,391 |
| | T. Rowe Price Small-Cap Stock Fund | 9,560 shares of a mutual fund investing primarily in common stocks. | 242,256 |

WCG INVESTMENT PLAN
EIN: 73 1349451 PLAN: 002
Schedule H, Line 4i

Schedule of Assets (Held at End of Year), December 31, 2001

| (a) | (b) Identity of Issue | (c) Description of Investment | (e) Current Value |
|---|---|---|---|
| * | The Williams Companies, Inc. | 3,311 shares of common stock. | 84,493 |
| * | Williams Communications Group, Inc. | 2,178,937 shares of common stock. | 5,120,503 |
| | Self-Directed Fund | A self-directed fund allowing participants to invest in publicly traded stocks, bonds and mutual funds at their discretion. | 7,037 |
| * | Participant Loans | Loans extended to 152 participants at interest rates of 6.0% to 9.0%. | 161,561 |
| | | | $18,665,090 |

* Party in interest
NOTE: Investments are participant-directed thus cost column (d) is not applicable.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WCG INVESTMENT PLAN
(Name of Plan)

David B. Conley
Chairman, Benefit Plan
Administrative Committee

June 27, 2002

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-58462) pertaining to the WCG Investment Plan of our report dated June 27, 2002, with respect to the financial statements and schedule of the WCG Investment Plan included in this Annual Report (Form 11-K) for the period from April 21, 2001 (inception) through December 31, 2001.

Ernst & Young LLP

Tulsa, Oklahoma
June 27, 2002